Jingwei International Limited

Unit 701-702, Building 14, Keji C. Rd. 2nd,

Software Park,

Nanshan District, Shenzhen, 518057, China

March 5, 2012

Mr. Stephen Krikorian

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Jingwei International Limited
Form 10-K for the Fiscal Year Ended December 31, 2010 Filed March 31, 2011
Form 10-K/A for the Fiscal Year Ended December 31, 2010
Filed September 20, 2011
Form 10-Q for the Quarterly Period Ended June 30, 2011 Filed August 15, 2011
Form 10-Q for the Quarterly Period Ended September 30, 2011
Filed November 14, 2011
File No. 001-34744

Dear Mr. Krikorian:

We transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and Rule 101(a)(1)(i) of Regulation S-T under the Commission's Electronic Data Gathering and Retrieval System (EDGAR), the Company’s response to the comments set forth in the Staff’s letter dated January 23, 2012 (the “Staff’s Letter”). As discussed with the Staff, we propose to file appropriate amendments to the filings captioned above upon resolution of the issues identified and discussed below, or upon the earlier request of the Staff as may be required to ensure satisfaction by the Staff with the form and substance of our disclosure modifications.

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows (the numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter and references to “Notes” are to the footnotes to our consolidated financial statements):

Form 10-K for the Fiscal Year Ended December 31, 2010

Notes to Consolidated Financial Statements for the Years Ended December 31, 2010 and 2009

Note 14. VIE, page F-24

1.	We note your response to prior comment 2 that without the prior written consent of Jingwei Hengtong, Jingwei Communications and its shareholders shall not conduct any transaction which may materially affect Jingwei Communication’s assets, obligations, rights or operations (excluding contracts, agreements, sale or purchase of assets in the ordinary course of business). However, please clarify whether the members of the board of directors and senior management of Jingwei Communications, who have been recommended by Jingwei Hengtong, have the power to enter into contracts, agreements and sale or purchase of assets on behalf of Jingwei Communication, without the consent of Jingwei Communications, including the power to renew the Intellectual Property Agreement. In this regard, we note your statement that Jingwei Communications and its shareholders shall accept, from time to time, the guidance provided by Jingwei Hengtong in connection with Jingwei Communication’s daily operations, financial management, employment and dismissal of employees. Tell us how Jingwei Hengtong has the power to direct the activities of Jingwei Communications that most significantly impact the entity’s performance. Clarify whether Jingwei Hengtong has the power to remove personnel at will or whether it can only request removal. In addition, indicate the entity that is paying the salaries and benefits of the directors and senior management of Jingwei Communications.

Mr. Stephen Krikorian

Securities and Exchange Commission

March 5, 2012

Response: As stated in Clause 4 of the current Operating Agreement，which is one of the VIE agreement between Jingwei Hengtong and Jingwei Communication on February 08, 2007, Jingwei Communication together with its shareholders, including Mr. George Du who holds 90% of outstanding shares, jointly agreed that it “shall appoint the person recommended by Party A (Jingwei Hengtong) as the directors of Party B (Jingwei Communication), and Party B shall appoint Party A’s senior managers as Party B’s General Manager, Chief Financial Officer, and other senior officers. If any of the above senior officers leaves or is dismissed by Party A, he or she will lose the qualification to take any position in Party B and Party B shall appoint other senior officers of Party A recommended by Party A to take such position.”

In practice, Jingwei Hengtong uses its power to direct the activities of Jingwei Communication that most significantly impact the entity’s performance, through the following mechanism:

1. Jingwei Hengtong hires, appoints, dismisses or replaces the Directors and management team of Jingwei Communication;

2. The management team of Jingwei Communication, which is also the same team managing Jingwei Hengtong’s operation, report to the Board of Jingwei Communication as well as Jingwei Hengtong. On any transaction which may materially affect Jingwei Communication’s assets, obligations, rights or operations (excluding contracts, agreements, sale or purchase of assets in the ordinary course of business), they will bring such a transaction for approval from the Board of Jingwei Hengtong. Meanwhile, they have the power to enter into contracts, agreements and sale or purchase of assets on behalf of Jingwei Communication, without the consent of Jingwei Communications, including the power to renew the Intellectual Property Agreement.

Mr. Stephen Krikorian

Securities and Exchange Commission

March 5, 2012

3. Jingwei Hengtong’s Board evaluates the performance of the directors and senior management of Jingwei Communications, and decides their salaries and benefits, even though they received paycheck from Jingwei Communications.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ George Du
George Du
Chairman and Chief Executive Officer